

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Lisa Utzschneider
Chief Executive Officer and Director
Integral Ad Science Holding Corp.
99 Wall Street, #1950
New York, NY 10005

> **Re: Integral Ad Science Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 2, 2023**
> **File No. 001-40557**

Dear Lisa Utzschneider:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert E. Goedert